Bull Horn Holdings Corp.

801 S. Pointe Drive, Suite TH-1

Miami Beach, Florida 33139

VIA EDGAR

September 26, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention:	Joshua Gorsky
Tim Buchmiller
Nudrat Salik
Tracey Houser

Re:	Bull Horn Holdings Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed September 12, 2022
File No. 333-265206

Ladies and Gentlemen:

Bull Horn Holdings Corp. (the “Company,” “Bull Horn,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 22, 2022, regarding Amendment No. 4 to the Registration Statement on Form S-4 filed with the Commission on September 12, 2022 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 4 to Registration Statement on Form S-4, filed September 12, 2022

Nasdaq may delist the Company's securities from trading on its exchange..., page 44

1.	We note your disclosure regarding Nasdaq Listing Rules 5505(a) and 5505(b)(2). Please revise this disclosure to more accurately convey all of the requirements of these listing rules or, alternatively, revise your disclosure to note that your description of the rules is not a full restatement of the rules. For example, you note that under Nasdaq Listing Rule 5505(a), the Company’s minimum stock price would need to be at least $4.00 per share and that the Company will be required to have a minimum of “300 public holders of ‘rounder lots’ of 100 shares[,]” but you do not mention that the Company will need to have, among other things, at least 1,000,000 Unrestricted Publicly Held Shares.

In response to the Staff’s comment, we have revised the disclosure on page [  ] of the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

September 26, 2022

2.	We note the portion of your response to comment 5 from our August 10, 2022 letter that the Nasdaq staff may have preliminarily indicated that you may use the operating history of Coeptis to meet the operating history requirement while using the trading price of the Bull Horn ordinary shares for the share price requirement. Since it appears from your response that you will be relying on Nasdaq Listing Rules 5505(a)(1)(A) and (b)(2), we do not take a position on using the operating history of Coeptis to meet the operating history requirement while using the trading price of the Bull Horn ordinary shares for the share price requirement in order to meet the Nasdaq listing requirements, and have no further comments at this time.

We hereby acknowledge the Staff’s comment.

* * *

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have any questions or require additional information, please do not hesitate to contact our counsel, Joshua N. Englard, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Robert Striar
Name:	Robert Striar
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Meister Seelig & Fein LLP